

Mail Stop 4561

October 24, 2006

Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York 10022

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March 31, 2006**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed the response in your letter filed on September 29, 2006 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.   We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

        You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

                                        Sincerely,

                                        Amit Pande
                                        Assistant Chief Accountant